METALINK LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2002

                                 METALINK LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2002




INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            Page

Report of Independent Auditors                                               2

Consolidated balance sheets as of December 31, 2002 and 2001                 3

Consolidated Statements of Operations
 for the years ended December 31, 2002, 2001 and 2000                        4

Statements of Changes in Shareholders' Equity
 for the years ended December 31, 2002, 2001 and 2000                       5-6

Consolidated Statements of Cash Flows
 for the years ended December 31, 2002, 2001 and 2000                       7-8

Notes to Consolidated Financial Statements                                  9-26


                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and
Shareholders of Metalink Ltd.


     We have audited the accompanying consolidated balance sheets of Metalink Ltd. ("the Company") and its subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary at December 31, 2002 and 2001 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
January 27, 2003

                                 METALINK LTD.

                          CONSOLIDATED BALANCE SHEETS



                                                           December 31,
                                                        2002          2001
                                                (in thousands except share data)

ASSETS
 Current assets
 Cash and cash equivalents                           $  9,158     $  15,946
 Short-term investments (Note 3)                       20,691        64,967
 Trade accounts receivable                              1,036         1,966
 Other receivables (Note 10)                            1,444           796
 Prepaid expenses                                         735           706
 Inventories (Note 4)                                   3,904         2,806
     Total current assets                              36,968        87,187

Long-term investments (Note 3)                         46,197         9,172

Severance pay fund (Note 6)                             1,189           827

Property and equipment, net (Note 5)                    5,352         7,547

     Total assets                                    $ 89,706     $ 104,733

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Trade accounts payable                              $  1,750     $   1,473
 Other payables and accrued expenses (Note 10)          2,499         3,284
     Total current liabilities                          4,249         4,757

 Accrued severance pay (Note 6)                         1,899         1,479

Shareholders' equity (Note 8)
 Ordinary shares NIS 0.1 par value
   (Authorized - 50,000,000 shares, issued and
   outstanding 19,450,556 and 19,194,988 shares
   as of December 31, 2002 and 2001,
   respectively)                                         586           580
 Additional paid-in capital                          127,578       127,029
 Deferred stock-based compensation                     (846)       (1,650)
 Accumulated other comprehensive income                   40             -
 Accumulated deficit                                (33,915)      (17,577)
                                                      93,443       108,382
 Treasury stock, at cost; 898,500 shares as of
   December 31, 2002 and 2001                        (9,885)       (9,885)
 Total shareholders' equity                           83,558        98,497

     Total liabilities and shareholders' equity     $ 89,706     $ 104,733


The accompanying notes are an integral part of the financial statements.

                                 METALINK LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                           December 31,
                                                   2002      2001      2000
                                                  (in thousands except share
                                                      and per share data)


Revenues (Note 11)                               $ 6,636   $ 14,049   $ 23,302
Cost of revenues (Note 11):
 Costs and expenses (excluding non-cash
   compensation of $51, $53 and $58,
   respectively)                                   4,589      6,086      9,794
 Royalties to the Government of Israel               144        364        469

     Total cost of revenues                        4,733      6,450     10,263


   Gross profit                                    1,903      7,599     13,039

Operating expenses:
 Gross research and development (excluding
   non-cash compensation of $165, $188 and $242,
   respectively)                                  15,240     17,060     12,592
 Less - Royalty bearing grants                     3,213      3,457      3,381
 Research and development, net                    12,027     13,603      9,211
 Selling and marketing (excluding non-cash
   compensation of $233, $172 and $205,
   respectively)                                   4,814      5,465      3,665
 General and administrative (excluding non-cash
   compensation of $350, $332 and $286,
   respectively)                                   2,884      3,526      3,042
 Non-cash compensation                               799        745        791
     Total operating expenses                     20,524     23,339     16,709

   Operating loss                               (18,621)   (15,740)    (3,670)

   Interest income, net                            2,283      4,629      5,986

   Net income (loss)                          $ (16,338) $ (11,111)    $ 2,316

Earnings (loss) per ordinary share:
  Basic                                       $   (0.89) $   (0.61)    $  0.13
  Diluted                                     $   (0.89) $   (0.61)    $  0.11

Shares used in computing earnings (loss) per ordinary share:
  Basic                                      18,407,190  18,260,798  18,269,556
  Diluted                                    18,407,190  18,260,798  20,773,382



The accompanying notes are an integral part of the financial statements.


                                                  METALINK LTD.

                                   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                          (in thousands, expect share data)

                                                                                           Accumulated            Total
                           Number of  Number of          Additional  Deferred    Treasury   Other         Accum-  Compre-
                         outstanding  Treasury   Share    paid-in    Stock-based  Stock    Comprehensive  ulated  hensive
                           shares     shares     capital  Capital   compensation (at cost)  income       deficit income(loss)  Total



Balance at
  January 1, 2000        16,792,400         -   $  523    $ 61,562    $ (2,312)    $   -     $   -      $ (8,782)           $ 50,991
Changes during 2000:
Issuance of shares in
  public offering, net
  of issuance costs       1,500,000                 37      62,665            -        -         -              -      -      62,702
Purchase of treasury
  stock                           -      (40,000)    -           -            -    (392)         -              -      -       (392)
Exercise of options         539,624         -       14       1,210            -        -         -              -      -       1,224
Deferred stock-based
  compensation related
  to stock option grants
  to consultants and
  subcontractors                  -         -        -         824        (824)        -         -              -      -           -
Cancellation of deferred
  stock-based compensation
  due to resignation of
  employees                       -         -        -       (319)         319         -         -              -      -           -
Amortization of deferred
  stock-based compensation        -         -        -           -         791         -         -              -      -         791
Income for the year               -         -        -           -           -         -         -          2,316   2,316      2,316
  Total comprehensive
  income                                                                                                          $ 2,316
Balance at
   December 31, 2000    18,832,024   (40,000)     574      125,942     (2,026)     (392)         -        (6,466)            117,632

Changes during 2001:
Purchase of treasury
  stock                          -  (858,500)       -            -           -   (9,493)         -              -      -     (9,493)
Exercise of employee
  options and shares      362,964           -       6          718           -         -         -              -      -         724
Deferred stock-based
  compensation related
  to stock option grants
  to consultants                -           -       -          428       (428)         -         -              -      -           -
Cancellation of
  deferred stock-based
  compensation due to
  resignation of
  employees                     -           -       -         (59)         59          -         -              -      -           -
Amortization of
  deferred stock-based
  compensation                  -           -       -            -        745          -         -              -      -         745
Loss for the year               -           -       -            -          -          -         -       (11,111)  (11,111) (11,111)
Total comprehensive loss                                                                                          $(11,111)
Balance at
   December 31, 2001   19,194,988   (898,500)   $ 580    $ 127,029    $ (1,650) $ (9,885)     $  -     $ (17,577)           $ 98,497


The accompanying notes are an integral part of the financial statements.

                                                               METALINK LTD.


                                               STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                    (in thousands, except share data)

                                                                                           Accumulated            Total
                           Number of  Number of          Additional  Deferred    Treasury   Other         Accum-  Compre-
                         outstanding  Treasury   Share    paid-in    Stock-based  Stock    Comprehensive  ulated  hensive
                           shares     shares     capital  Capital   compensation (at cost)  income       deficit income(loss)  Total

Balance at
  January 1, 2002         19,194,988 (898,500)  $   580  $ 127,029  $  (1,650)  $ (9,885)   $    -     $ (17,577)           $ 98,497

Changes during 2002:
Exercise of employee
  options and shares         255,568         -        6        554          -           -        -              -      -         560
Deferred stock-based
  compensation related
  to stock option
  grants to consultants            -         -        -          4        (4)           -        -              -      -           -
Cancellation of deferred
  stock-based compensation
  due to  resignation of
  employees                        -         -        -        (9)         9            -        -              -      -           -
Amortization of deferred
  stock-based compensation         -         -        -          -       799            -        -              -      -         799
Other comprehensive income:
  Unrealized gain on
    marketable securities          -         -        -          -         -            -       40              -     40          40
Loss for the year                  -         -        -          -         -            -        -       (16,338)  (16,338) (16,338)
Total comprehensive loss                                                                                          $(16,298)
Balance at
   December 31, 2         19,450,556   898,500   $  586  $ 127,578   $ (846)    $ (9,885)     $ 40     $ (33,915)           $ 83,558



The accompanying notes are an integral part of the financial statements.

METALINK LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                           December 31,
                                                   2002        2001        2000
                                                          (in thousands)

Cash flows from operating activities:
Net income (loss)                             $ (16,338)  $ (11,111)    $  2,316
Adjustments to reconcile net income (loss)
  to net cash provided by (used in)
  operating activities (Appendix A)                4,244       4,092       (327)
Net cash provided by (used in) operating
  activities                                    (12,094)     (7,019)       1,989

Cash flows from investing activities:

Purchase of marketable debt securities
  and certificates of deposits                 (171,758)   (262,189)   (300,558)
Proceeds from maturity and sales of
  marketable debt securities and
  certificates of deposits                      177,342      289,156     244,970
Purchase of property and equipment                (838)      (4,084)     (5,373)
Proceeds from disposal of property and
  equipment                                           -            -           8
Net cash provided by (used in) investing
  activities                                      4,746       22,883    (60,953)

Cash flows from financing activities:
Proceeds from issuance of shares and
  exercise of options, net                          560          724      63,926
Purchase of treasury stock                            -      (9,493)       (392)
Net cash provided by (used in) financing
  activities                                        560      (8,769)      63,534

Increase (decrease)  in cash and cash
  equivalents                                   (6,788)        7,095       4,570
Cash and cash equivalents at beginning
  of year                                        15,946        8,851       4,281
Cash and cash equivalents at end of year       $  9,158    $  15,946    $  8,851


The accompanying notes are an integral part of the financial statements.


                                 METALINK LTD.

               APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                           December 31,
                                                   2002        2001        2000
                                                          (in thousands)

Appendix A

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

   Depreciation and amortization                 $  3,033   $  1,937    $  1,208
   Amortization of marketable debt securities
     and deposit  premium and accretion of
     discount                                         979        190       (256)
   Increase in accrued severance pay, net              58        216         171
   Amortization of deferred stock-based
     compensation                                     799        745         791
   Capital loss                                         -          -          90

Changes in assets and liabilities:

Decrease (increase) in assets:
  Trade accounts receivable                           930      1,816     (1,293)
  Other receivables and prepaid expenses               51      1,876     (2,300)
  Inventories                                     (1,098)      (793)     (1,187)
Increase (decrease) in liabilities:
  Trade accounts payable                              277    (2,158)       2,143
  Other payables and accrued expenses               (785)        263         306
                                                 $  4,244   $  4,092    $  (327)



The accompanying notes are an integral part of the financial statements.

NOTE 1 - GENERAL

     Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment makers. Company's broadband silicon solutions enable, very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from its products mainly in Europe, Israel and North America.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     A. Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     B. Financial Statements in U.S. Dollars

     The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company and its U.S. subsidiary are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

     Transactions and balances originally denominated in dollars are presented at their original amounts. Non?dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("SFAS") No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statement of operations as they arise.

     C. Principles of Consolidation

     The consolidated  financial  statements include the financial statements of
the  Company  and  its  wholly?owned  subsidiary.   All  material  inter?company
transactions and balances have been eliminated.

     D. Cash Equivalents

     Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     E. Marketable Debt Securities


     The Company accounts for its investments in marketable securities In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

     Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities for which the Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

     As of December 31, 2002 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported as a separate component of shareholders' equity under accumulated other comprehensive income. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

     As of December 31, 2001 all marketable debt securities were designated as held-to-maturity and, accordingly, were stated at amortized cost. Interest income including the amortization of premium and discount were included in the consolidated statement of operations.

     F. Inventories

     Inventories are stated at the lower of cost or market. Cost is determined as follows: Raw materials, components and finished products - on the moving average basis. Work?in?process - on the basis of actual manufacturing costs.

     G. Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

Computers and manufacturing equipment       3-7 years
Furniture and fixtures                    10-15 years

     Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     G. Property and Equipment (Cont.)

     The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determent to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

     H. Revenue Recognition

     The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. The company generally provides a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

     I. Research and Development Expenses

     Research and development expenses, net of third-party grants, are expensed as incurred. The Company has no obligation to repay the grants, if sufficient sales are not generated.

     J. Deferred Income Taxes

     Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with SFAS 109.

     K. Net Earnings (Loss) Per Ordinary Share

     Basic and diluted net earnings (loss) per share have been computed in accordance with SFAS No. 128 using the weighted average number of ordinary shares outstanding. Basic earnings (loss) per share exclude any dilutive effect of options and warrants. Diluted earnings per share give effect to all potential dilutive issuances of ordinary shares that were outstanding during the period. A total of 282,016 and 764,042 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2002 and 2001, respectively due to the anti-dilutive effect, and 2,503,826 incremental shares were used to calculate diluted earnings per ordinary share for 2000.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     L. Stock-based compensation

     The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and in accordance with FASB Interpretation No. 44 ("FIN 44"). Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options. For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black- Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2002, 2001 and 2000 (all in weighted averages):


                                                          2002     2001     2000

Risk-free interest rate                                   2.60%    6.50%   4.50%
Expected life of options                                5 years  5 years 5 years
Expected volatility                                         70%     109%     70%
Expected dividend yield                                    none     none    none



     Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2002, 2001 and 2000 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma income (loss) per share would have been as follows:


                                                   2002        2001        2000
                                                          (in thousands)

Pro forma Net income (loss)
Net income (loss) for the year, as reported   $ (16,338)   $ (11,111)    $ 2,316
Deduct  - stock-based compensation
determined under APB-25                              464          123        579
Add - stock-based compensation
determined under SFAS 123                        (3,686)      (4,418)    (2,626)
Pro forma net income (loss)                   $ (19,560)   $ (15,406)    $   269


Diluted net income (loss) per share:
As reported                                   $  (0.89)    $   (0.61)    $  0.11
Pro forma                                     $  (1.06)    $   (0.85)    $  0.01



                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     M. Concentrations of Credit Risk

     Financial   instruments   that   potentially   subject   the   Company   to
concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

     (i) As of December 31, 2002 and 2001, the Company had cash and cash equivalents, short-term and long-term investments totaling $76,046,000 and $90,085,000,respectively, most of which are deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound. In addition, the marketable debt securities held by the Company consist of highly-rated corporate bonds. Accordingly, limited credit risk exists with respect to this item.

     (ii) Most of the Company's revenues are generated in Europe, Israel and North America from a small number of customers (see Note 11), mainly large industrial corporations. The Company generally does not require securities from its customers. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. At December 31, 2002 the amount for doubtful accounts is $92,000.


     N. Concentrations of Available Sources of Supply of Products

     Certain components used in the Company's products are currently available to the Company from only one source and other components are currently available from only a limited number of sources. The Company does not have long-term supply contracts with its suppliers. In addition, the Company employs several unaffiliated subcontractors outside of Israel for the manufacture of its chip sets. While the Company has been able to obtain adequate supplies of components and has experienced no material problems with subcontractors to date, in the event that any of these suppliers or subcontractors is unable to meet the Company's requirements in a timely manner, the Company may experience an interruption in production. Any such disruption, or any other interruption of such suppliers' or subcontractors' ability to provide components to the Company and manufacture its chip sets, could result in delays in making product shipments, which could have a material adverse impact on the Company's business, financial condition and results of operations.

     O. Fair Value of Financial Instruments

     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, long-term investments, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital and long term investments of the Company is usually identical or substantially similar to their carrying amounts.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     P. Reclassification

     Certain prior years amounts have been reclassified in conformity with current year's financial statement.

     Q. Effects of recently issued accounting standards

     In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that the liability be initially measured at fair value. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not expect that adoption of SFAS No. 146 will have material impact on its financial statements.

     In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on the Company's financial statements.

In November 2002, the Emerging Issue Task Force reached a consensus on EITF Issue No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. The Issue addresses certain aspects of the accounting for arrangements under which a vendor will perform multiple revenue-generating activities. EITF 00-21 addresses when a revenue arrangement with multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The Company is required to adopt the provisions of EITF 00-21 effective July 1, 2003, and the Company does not expect the adoption of EITF 00-21 to have a material impact on its results of operations or financial condition.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No.148"). SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As the Company did not make a voluntary change to the fair value based method of accounting for stock-based employee compensation in 2002, the adoption of SFAS No. 148 did not have a material impact on the Company's financial position and results of operations.

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

     A. Short-term investments


Comprised as follows:
                                                                 December 31,
                                                             2002           2001
                                                               (in thousands)

Certificates of deposit                                     14,118        35,252
Corporate bonds                                              6,573        29,715
                                                        $   20,691    $   64,967


Fair Value                                              $   20,691    $   65,140



     B. Long-term investments


Comprised as follows:
                                                                 December 31,
                                                             2002           2001
                                                               (in thousands)

Certificates of deposit                                    20,146            414

U.S. Government agencies                                    9,000              -
Corporate bonds                                            17,051          8,758
                                                           46,197          9,172

Fair Value                                             $   46,197      $   9,181


     As of December 31, 2002 the aggregate maturities of marketable debt securities and deposits are as follows:


Year     (in thousands)

2004       $ 17,426
2005         15,704
2006          8,200
2007          4,867


     As of December 31, 2002, all the investments are classified in accordance with SFAS115 as "Available for sale" and in December 31, 2001 as "Held to maturity".


NOTE 4 - INVENTORIES


Comprised as follows:
                                                                 December 31,
                                                             2002           2001
                                                               (in thousands)

Raw materials and components                              $    945      $    538
Work-in-process                                                629           142
Finished products                                            2,330         2,126
                                                          $  3,904      $  2,806


     The balances are net of write-downs of $619,000 and $150,000 as of December 31,2002 and 2001, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT


Comprised as follows:
                                                                 December 31,
                                                             2002           2001
                                                               (in thousands)

Cost:

Computers and manufacturing equipment                    $  10,456     $  10,622
Furniture and fixtures                                         534           531
Leasehold improvements                                         850           842
                                                         $  11,840     $  11,995

Accumulated depreciation and amortization:

Computers and manufacturing equipment                    $   6,199     $   4,259
Furniture and fixtures                                          98            86
Leasehold improvements                                         191           103
                                                           $ 6,488       $ 4,448



NOTE 6 - ACCRUED SEVERANCE PAY, NET

     The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. The Company's liability for severance pay is fully provided. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations; they may be transferred to the ownership of the beneficiary employees.

     The severance pay expenses for the years ended December 31, 2002, 2001 and 2000 were $538,000 $831,000 and $542,000, respectively.

     The Company has no liability for pension expenses to its employees.




NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

     A. Royalties

     (i) The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants, up to the amount of 100%-150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate of 4% for the first three years of product sales and 4.5% thereafter. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2002 was $13,117,000. The research and development grants are presented in the statements of operations as an offset to research and development expenses. The refund of the grants is contingent on future sales and the Company has no obligation to refund these grants, if sufficient sales are not generated.

     Royalty expenses to the Government of Israel for the years ended December 31, 2002, 2001 and 2000 were $144,000, $364,000 and $469,000, respectively.

     (ii) The Company is obligated to pay royalties to certain parties, based on agreements which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2002, 2001 and 2000 were $80,000 $ 22,000 and $ 2,000 respectively.


     B. Lease Commitments

     (i) The premises of the Company in Israel are rented under an operating lease agreement expiring in September 2010. In addition, the premises of the subsidiary in the United States are rented under an operating lease agreement till March 2005, with an option to extend the lease for two additional five-year periods.




NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

     B. Lease Commitments (Cont.)

     Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2002, are as follows:


Year               (in thousands)

2003                 $   1,008
2004                     1,008
2005                       890
2006                       854
2007 and thereafter      3,203


     The Company arranged for a bank guarantee in favor of the lessors of the premises in Israel and in United States totaling $217,000. Total rent expenses for the years ended December 31, 2002, 2001 and 2000 were $936,000, $957,000 and $543,000, respectively.

     (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2005. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $265,000 as of December 31, 2002. Lease expenses for the years ended December 31, 2002, 2001 and 2000, were $732,000, $720,000 and $388,000, respectively.

     C. Legal Claim

     On July 9, 1998, a former employee filed a claim against the Company in the Tel Aviv District Labor Court for the issuance to him of ordinary shares, the payment on his behalf of any taxes relating to such issuance and certain other payments and damages. Pursuant to the court's order, and based on agreements between the parties following a mediation process, the Company issued 75,765 ordinary shares (which are held in trust) in favor of the former employee in March 2001. The Company had previously granted this employee options to purchase said shares. In addition, in January 2002, the Company paid the former employee $15,797 in payment of statutory severance pay and reimbursement of travel expenses. In September 2002, the Company paid $390,761 in damages to the former employee pursuant to an arbitrators' judgment following the first stage of arbitration between the parties.

The former employee will be entitled to file a second claim before the arbitrators if, by October 10, 2003, the market price of Company's ordinary shares does not reach the price of $25.00 per share, or if the Company does not repurchase the shares issued on behalf of the former employee at said price. Such second claim, if filed, will be limited to financial damages in connection with the alleged delay in issuing the shares to the former employee. If such second claim is filed, the Company will be entitled to file a counter claim against the former employee. The Company believes that the resolution of this matter will not have a material adverse effect on its financial condition nor cause a material change in the number of its outstanding ordinary shares. However, there can be no assurance that the Company will necessarily prevail if a second claim is filed, due to the inherent uncertainties in litigation.

NOTE 8 - SHARE CAPITAL

     A. In December 1999, the Company completed an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838,000. Following the public offering, the Company's shares are traded on the over-the-counter market and are listed on the NASDAQ National Market. In March 2000, the Company completed a second public offering in the United States and issued 1,500,000 ordinary shares for net proceeds of $ 62,702,000.

     Since December 2000, the shares of the Company are also traded on the Tel-Aviv Stock Exchange. In October 2000 and March 2001, the Board of Directors of the Company approved the purchase of up to 1,000,000 of the Company's ordinary shares for up to $10,000,000. Through December 31, 2002, the Company had purchased 898,500 of its ordinary shares, in the aggregate amount of $9,885,000.

     B. Employee Stock Purchase Plan

     During 2000, the Board of Directors approved an Employee Stock Purchase Plan (the "ESPP"), effective October 2000. Under the ESPP, the maximum number of shares to be made available is 160,000 with an annual increase to be added on the first day of the year commencing 2001 equal to the lesser of 140,000 shares or 3/4 % of the outstanding shares on such date or a lesser amount determined by the Board of Directors.

     Any employee of the Company is eligible to participate in the ESPP. Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount exceeding $25,000 in total value of stock in any one year. The purchase price of the stock will be the 85% of the lower of the fair market value of an ordinary share on the first day of the offering period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP shall terminate on October 31, 2010, unless terminated earlier by the Board of Directors. As of December 31, 2002, 271,713 ordinary shares were issued under the ESPP, and an additional 165,510 ordinary shares are reserved for issuance. As of November 14, 2002 the Board of Directors of the Company resolved to suspend the ESPP until further notice.

     C. Stock Options

     1.  Under the  Company's  five Stock  Option  Plans  (the  "Plans"),  up to
5,630,645 options approved to be granted to employees and directors of the Company or its subsidiary.

     2. Pursuant to the Plans, as of December 31, 2002, an aggregate of 778,303 options of the Company are still available for future grant.

     3. The options granted vest over periods ranging from one to five years from the date of the grant, and most of them will expire after 10 years from the date of the grant. With respect to options granted at exercise prices below the fair market value of the underlying shares at the date of grant, deferred compensation is recorded and charged to earnings over the vesting period of the options in accordance with APB 25 and FIN 44.


NOTE 8 - SHARE CAPITAL (Cont.)

     C. Stock Options (Cont.)

     A summary of the status of the Company's stock option plans as of December 31, 2002, 2001 and 2000 and changes during the years then ended are as follows:


                                     December 31, 2002          December 31, 2001              December 31, 2000
                                                  Weighted                   Weighted                      Weighted
                                                  average                    average                       average
                                                  exercise                   exercise                      exercise
                                     Shares       price      Shares          price          Shares         price


Options outstanding at

Beginning of year                   3,666,381    $ 7.00     3,715,822       $ 7.59         3,058,172      $ 4.14
Granted during year                   360,447      3.27       837,100         5.09         1,429,894       12.89
Forfeited during year                (275,126)     8.79      (681,563)        9.46          (288,621)       6.57
Exercised during year                 (66,076)     1.93      (204,978)        1.72          (483,623)       2.06

Outstanding at end of year          3,685,626      6.59     3,666,381         7.00         3,715,822        7.59

Options exercisable at end
of year                             2,218,214   $  6.52     1,654,630       $ 6.46         1,056,231      $ 3.35

Weighted average fair
value of options granted
during year                           $  1.51                 $  3.03                        $  7.10


     The following table summarizes information relating to stock options outstanding as of December 31, 2002:


                         Options outstanding                     Options exercisable
                                   Weighted
                       Number      average        Weighted      Number         Weighted
                  outstanding at   remaining      average     exercisable at   average
                   December 31,    contractual    exercise    December 31,     exercise
Exercise price         2002      life (in years)  price           2002         price


$ 0.00 - 2.65       489,257         13.18           1.44        335,708        1.15
$ 2.76 - 3.28       429,400         9.14            3.06        140,250        3.07
$ 3.40 - 4.00       566,975         5.99            3.92        422,543        3.92
$ 4.15 - 5.00       647,050         7.03            4.84        417,333        5.00
$ 5.04 - 7.00       56,800          8.63            5.71         11,500        6.01
$ 7.31 - 8.95       540,792         7.09            7.87        351,832        7.84
$ 9.00 - 22.06      955,352         7.74           12.93        539,048       13.11
                  3,685,626         8.15            6.59      2,218,214        6.52




NOTE 8 - SHARE CAPITAL (Cont.)

     D. Options issued to consultants

     In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2002, 216,000 options had been granted (16,000, 97,000 and 103,000 for 2002, 2001 and 2000, respectively) under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.85 - $
15.75 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.6%-6.50%; volatility rate of 70%- 108.9%; dividend yields of 0% and an expected life of one to five years. The Company recorded deferred stock-based compensation of $4,000, $428,000 and $824,000 for the years 2002, 2001 and 2000, respectively. Compensation expenses of $334,000, $257,000 and $ 213,000 were recognized for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 9 - TAXES ON INCOME

     A. Taxation under Various Laws

     The Company and its subsidiary are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, pursuant to which results for tax purposes are measured in NIS in real terms in accordance with changes in the Israeli CPI.

     The Company's foreign subsidiary is subject to the tax rules in its country of incorporation. The production facilities of the Company have been granted "approved enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2002, the period of benefits had not yet commenced. Income derived from sources other than the "approved enterprise" is taxable at the ordinary corporate tax rate of 36%.

     In the event of a distribution of cash dividends to shareholders of earnings subject to the exemption, the Company will be liable to tax at a rate of 25%.


NOTE 9 - TAXES ON INCOME (Cont.)

     B. Income (Losses) from Continuing Operations


Comprised as follows:
                                                    Year ended December 31,
                                                   2002       2001       2000
                                                        (in thousands)

Israeli company                               $  (15,109)  $  (9,262)   $  1,972
U.S. subsidiary                                   (1,229)     (1,849)        344
                                              $  (16,338)  $ (11,111)   $  2,316




     C. Theoretical Income Taxes

     The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:


                                                    Year ended December 31,
                                                   2002       2001       2000
                                                        (in thousands)

Net income (loss) as reported in the
consolidated statement of operations           $ (16,338)  $(11,111)   $  2,316

Theoretical tax on the above amount            $  (5,882)  $ (4,000)   $    834

Tax benefit arising from the approved
enterprise                                          4,684      2,871      (611)

Increase in valuation allowance                     1,161      1,451         38
Permanent differences, net                              3      (322)      (261)
Effective income tax rate                      $        -  $       -   $      -




NOTE 9 - TAXES ON INCOME (Cont.)

     D. Deferred Taxes

     The main components of the Company's deferred tax assets are as follows:


                                                              December 31,
                                                           2002          2001
                                                             (in thousands)

Deferred tax assets
Net operating loss carry forwards in Israel            $   2,170        $ 1,287
Net operating loss carry forwards of non-Israeli
  subsidiary                                               1,326          1,027
Other reserve and allowances                                  55             76
Total gross deferred tax assets                            3,551          2,390
Less - Valuation allowance                                 3,551          2,390
Total deferred tax asset                               $       -        $     -


     Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

     Since  the  realization  of  the  net  operating  loss   carryforwards  and
deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

     Tax loss carryforwards of the Company totaling $43,392,000 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

     Tax loss carryforwards of a U.S. subsidiary totaling $ 3,901,000 expire between 2017 and 2021.


     E. Tax Assessments

     The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.


NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION

     A. Other Receivables

Comprised as follows:

                                                              December 31,
                                                           2002          2001
                                                             (in thousands)

Research and development participation
from the Government of Israel                            $    447      $   160
Interest receivable on long-term investments                  634          283
Tax authorities                                               209          264
Advance to suppliers                                           49            -
Loans to employees                                             86           67
Others                                                         19           22
                                                         $  1,444      $   796


     B. Other Payables and Accrued Expenses

Comprised as follows:


                                                              December 31,
                                                           2002          2001
                                                             (in thousands)

Payroll and related amounts                             $   2,035     $   1,766
Accrued expenses                                              419         1,140
Royalties to the Government of Israel                          43           359
Others                                                          2            19
                                                        $   2,499     $   3,284


NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

     A. Geographic Information

     The following is a summary of revenues and long?lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.


                                                    Year ended December 31,
                                                   2002       2001       2000
                                                        (in thousands)


Revenues:
Israel                                         $   3,170    $  3,070   $   8,227
United States                                      1,285         680         569
Italy                                                913         326         156
Switzerland                                          144       5,329       6,356
Canada                                                93       2,989       6,053
Other foreign countries (mainly European)          1,031       1,655       1,941
                                               $   6,636    $ 14,049   $  23,302
Long-lived assets:
Israel                                         $   4,781    $  6,330   $   3,874
United States                                        571       1,217       1,526
                                               $   5,352    $  7,547   $   5,400



     B. Sales to Major Customers

     The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year).


                                                    Year ended December 31,
                                                   2002       2001       2000


Customer A                                           45%       19%        26%
Customer B                                           (*)       35%        23%
Customer C                                           (*)       19%        (*)
Customer D                                           (*)       (*)        22%
Customer E                                           (*)       (*)        10%
(*) - Less than 10%.



NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)


     C. Cost of Revenues:


                                                    Year ended December 31,
                                                   2002       2001       2000
                                                        (in thousands)

Materials and production expenses               $  4,110    $  5,650   $  9,519
Salaries, wages and
employee benefits                                    402         522        718
Depreciation and amortization                        412         243        110
Other manufacturing costs                            217         316        432
Sub-contractors                                      139          27         84
                                                   5,280       6,758     10,863
Increase in finished
products and work-in-process                       (691)       (672)    (1,069)
                                                   4,589       6,086      9,794
Royalties to the Government of Israel                144         364        469
                                               $   4,733   $   6,450   $ 10,263



NOTE 12 - RELATED PARTIES

Transactions with Related Parties

                                                    Year ended December 31,
                                                   2002       2001       2000
                                                        (in thousands)

Sales                                            $    -     $     -     $  1,029
Subcontractors                                        -           -           36
Salaries                                            406         259          298
Purchase of materials                                 -           -            9
Purchase of property and equipment                    -           -           54

